UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Affordable Residential Communities Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

008273-10-4

(CUSIP Number)

Michael M. Boone

Garrett A. DeVries

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008273-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald J. Ford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,421,642 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,421,642 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,421,642 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.7% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Gerald J. Ford and ARC Diamond, LP beneficially own 9,026,607 shares of Common Stock held by ARC Diamond, LP.   Mr. Ford and Hunter’s Glen/Ford, Ltd. beneficially own 391,549 shares of Common Stock held by Hunter’s Glen/Ford, Ltd.  Mr. Ford also owns 3,486 shares of Common Stock, aggregating to 9,421,642 shares of Common Stock beneficially owned by Mr. Ford.

(2)  Based on information from the Company that a total of 56,393,513 shares was outstanding March 15, 2007.

CUSIP No. 008273-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ARC Diamond, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,026,607

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,026,607

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,026,607

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on information from the Company that a total of 56,393,513 shares was outstanding March 15, 2007.

CUSIP No. 008273-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hunter’s Glen/Ford, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 391,549

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 391,549

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,549

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1% percent (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on information from the Company that a total of 56,393,513 shares was outstanding March 15, 2007.

This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D filed by Gerald J. Ford with the Securities and Exchange Commission (the “Commission”) on April 1, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 5, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on April 6, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on May 23, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on May 18, 2006, Amendment No. 6 to Schedule 13D filed with the Commission on June 20, 2006, Amendment No. 7 to Schedule 13D filed with the Commission on October 17, 2006 and Amendment No. 8 to Schedule 13D filed with the Commission on January 31, 2007 (as amended, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Affordable Residential Communities Inc., a Maryland corporation (the “Issuer”).  Capitalized terms used herein which are not defined herein have the meanings attributed to such terms in the Schedule 13D.  Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is amended and updated by adding the following:

In order to induce American Riverside Communities LLC (the “Buyer”) to enter into the Transaction Agreement dated April 17, 2007 between the Buyer and the Issuer (described in a Current Report on Form 8-K filed by the Issuer with the Commission on April 17, 2007), each of Gerald J. Ford, ARC Diamond, LP, a Texas limited partnership, and Hunter’s Glen/Ford, Ltd., a Texas limited partnership (each, a “Reporting Person”), has entered into a Support Agreement, dated as of April 17, 2007 (the “Support Agreement”), with the Buyer.  Pursuant to the Support Agreement, each respective Reporting Person agreed, subject to certain terms and conditions, to vote, or cause to be voted, all of the voting shares owned by such Reporting Person, together with any voting shares acquired after the date of the Support Agreement, whether upon the exercise of options or warrants, conversion of convertible securities or otherwise, and any other voting securities of the Issuer that are beneficially owned by such Reporting Person or over which such Reporting Person has, directly or indirectly, the right to vote (collectively, the “Voting Shares”) in favor of (i) the approval of the transactions contemplated by the Transaction Agreement and (ii) any other matter that is required by applicable law or by any governmental entity to be approved by the stockholders of the Issuer to facilitate the transactions contemplated by the Transaction Agreement.

In addition, pursuant to the Support Agreement, each of the Reporting Persons agreed to vote the Voting Shares against certain other acquisition proposals made by third parties or any dissolution, liquidation or winding up, extraordinary dividend or change in capital structure by the Issuer or against any action that could reasonably be expected to impede, interfere, postpone or materially and adversely discourage the consummation of the transactions contemplated by the Transaction Agreement, each as described in greater detail in the Support Agreement.  Each of the Reporting Persons also (i) granted to the Buyer a proxy to vote such Reporting Person’s Voting Shares if the Reporting Person does not take certain actions specified in the Support Agreement that are consistent with such Reporting Person’s voting covenants, (ii) agreed not to assign or dispose of, or enter into any contract to assign or dispose of, its Voting Shares until the termination of the Support Agreement, as described in greater detail in the Support Agreement, and (iii) agreed to certain nonsolicitation provisions described in the Support Agreement.

The Support Agreement will terminate upon the earlier of the termination of the Transaction Agreement in accordance with its terms and the consummation of the transactions contemplated by the Transaction Agreement.

By virtue of the Support Agreement described in Item 4 above, the Reporting Persons may be deemed to have become members of a group with each of Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P., Farallon Capital Offshore Investors II, L.P., Farallon Capital Management, L.L.C., Farallon Partners, L.L.C., Chun R. Ding, William F. Duhamel, Richard B. Fried, Monica P. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Thomas F. Steyer

and Mark C. Wehrly (collectively, the “Farallon Entities”), with respect to the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.  This Amendment constitutes a separate filing on Schedule 13D by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Farallon Entities are responsible solely for the information contained in their filings on Schedule 13D.  See Item 5 for additional information regarding Common Stock which the Farallon Entities may be deemed to beneficially own.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer
Item 5(a) is hereby amended to add the following paragraph:

In addition, the Reporting Persons understand that the Farallon Entities may be deemed to beneficially own an aggregate of 5,653,582 shares of Common Stock, as reported in the Farallon Entities’ Schedule 13D filed on or about the date of this filing.  Accordingly, the Reporting Persons and the Farallon Entities, if deemed to be members of the same group within the meaning of Rule 13d-5(b)(1) under the Exchange Act, would be deemed to beneficially own an aggregate of 15,075,224 shares of Common Stock or approximately 26.7% of the outstanding shares of Common Stock.  The Reporting Persons have no information with respect to the Farallon Entities’ beneficial ownership of the shares of Common Stock, other than as reported in the Farallon Entities’ Schedule 13D.  The Reporting Persons have no financial interest in and no voting or dispositive power with respect to, any shares of Common Stock beneficially owned by the Farallon Entities, and disclaim beneficial ownership over any shares of Common Stock beneficially owned by the Farallon Entities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended by adding the following:

The description of the Support Agreement set forth in Item 4 is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 1 and incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.                                                                        Support Agreement, dated April 17, 2007, incorporated by reference to the Schedule 13D filed by the Farallon Entities with the Commission on April 17, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2007

GERALD J. FORD

By:	Gerald J. Ford
Name:	Gerald J. Ford

ARC DIAMOND, LP

By: ARC Diamond GP, Inc., its general partner

By:	Gerald J. Ford
Name:	Gerald J. Ford
Title:	President

HUNTER’S GLEN/FORD, LTD.

By:	Ford Diamond Corporation, its general partner

	By:	Gerald J. Ford
	Name:	Gerald J. Ford
	Title:	President

By:		Gerald J. Ford
Gerald J. Ford,
its general partner